FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

August, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

 Santiago, August 13, 2015.

       Ger. Gen N° 130/2015.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Re.: Significant Event.

Dear Sir,:

In accordance with articles 9 and 10 under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of the following significant event:

With respect to the proposed corporate restructuring reported by the Company through Significant Events dated April 22, April 28, and July 21 & 27 of this year, we now inform you that the Directors’ Committee of Endesa Chile, at its extraordinary meeting held today, resolved unanimously by its members, to appoint Asesorías Tyndall Limitada. as Financial Adviser of the Directors’ Committee.

As financial advisor, Asesorías Tyndall Limitada has been appointed to work within the scope and objective of The Chilean Companies Act Law, article 147, regarding independent appraisers, and also to comply with the general terms and conditions set forth by the Superintendence for Securities and Insurance Companies in its Official Letter N°15452.

Sincerely yours,

Valter Moro

Chief Executive Officer

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

c.c.:   -    Superintendent of Pensions

-          Santiago Stock Exchange - General Management

-          Electronic Stock Exchange - General Management

-          Valparaíso Stock Exchange - General Management

-          Fitch Ratings Risk Ltda. - General Management

-          Feller Rating Risk Ltda -. (At .: Mr. Nicholas Martorell)

-          Risk Classification Commission - General Management (At. : Alejandro Muñoz)

-          Bondholders Representative (At. : Mr. Andrés Sepúlveda)

-          Central Securities Depository - General Management

-          Sr. Fabio Bonomo

-          Sra. Filipa Ramos

-          Enersis S.A. - General Management

-          Enersis S.A. – Legal

-          Enersis S.A. - Audit

-          Enersis S.A. - Regional Finance

-          Enersis S.A. - Communications

-          Enersis S.A. - Compliance and Capital Markets

-          Endesa Chile - Administration and Finance

-          Endesa Chile - Communications

-          Endesa Chile - Accounting

-          Endesa Chile - Legal

-          Endesa Chile - Investor Relations

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: August 14, 2015